

Mail Stop 3030

October 4, 2017

Gregory G. Freitag, Esq.
General Counsel
AxoGen, Inc.
13631 Progress Boulevard, Suite 400
Alachua, Florida 32615

>   **Re: AxoGen, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed October 2, 2017**
>   **File No. 333-220770**

Dear Mr. Freitag:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                                        Sincerely,

                                        /s/ Tim Buchmiller for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Fahd M.T. Riaz, Esq.
        DLA Piper LLP (US)